March 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	InMed Pharmaceuticals Inc.
Registration Statement on Form S-3
Filed March 20, 2026
File No.: 333-294503

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, InMed Pharmaceuticals Inc. hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (File No.: 333-294503) be accelerated to occur at 5:00 p.m., New York City time, on March 30, 2026 or as soon thereafter as practicable.

It would be appreciated if you would inform Scott Saks at Norton Rose Fulbright US LLP at +1-212-318-3151 once the above referenced Registration Statement is declared effective.

Very truly yours,

InMed Pharmaceuticals Inc.

By:	/s/ Netta Jagpal
	Name:	Netta Jagpal
	Title:	Chief Financial Officer

cc:	Scott Saks (Norton Rose Fulbright US LLP)